SIDLEY AUSTIN LLP

BEIJING	787 SEVENTH AVENUE	GENEVA	SAN FRANCISCO
BRUSSELS	NEW YORK, NY 10019 (212) 839 5300	HONG KONG	SHANGHAI
CHICAGO	(212) 839 5599 FAX FOUNDED 1866	LONDON	SINGAPORE
DALLAS		LOS ANGELES	TOKYO
FRANKFURT		NEW YORK	WASHINGTON, DC

May 1, 2006

Michael McTiernan (Mail Stop 4561)

Special Counsel

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	DB Currency Index Value Fund

DB Currency Index Value Master Fund

Registration Statement on Form S-1

Filed March 16, 2006

Registration No. 333-132484

Dear Mr. McTiernan:

Thank you for your comment letter of April 11, 2006 addressed to Kevin Rich of DB Commodity Services LLC (the “Managing Owner”) regarding the captioned registration statement (the “Registration Statement”) for DB Currency Index Value Fund (the “Fund”) and DB Currency Index Value Master Fund (the “Master Fund”). This letter responds on behalf of the Managing Owner to the questions and comments you raised. Each of your numbered questions and comments is set forth below in italics, with our response immediately following. Capitalized terms used but not defined in this letter have the meaning given in the prospectus forming a part of the Registration Statement.

General

1.	We note that the initial purchaser may have acquired shares. Please advise us when the initial purchaser committed to purchase the shares and when the closing for the purchase will occur. In addition, please advise us how this transaction and the resale of the shares comply with or are exempt from Section 5 of the Securities Act.

Response:

No initial purchaser has yet been definitively identified or solicited. No shares have been acquired or agreed to be acquired by any person other than the general units acquired by the Managing Owner.

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

May 1, 2006

It is expected that the initial purchaser will execute the initial purchaser agreement prior to the effectiveness of the registration statement and the commencement of trading of the shares on the Amex. It is expected that the shares subject to the initial purchase agreement will be delivered to the initial purchaser contemporaneously with or immediately following the effectiveness of the registration statement and the commencement of the listing. Consequently, all offers and sales to the initial purchaser will be made in compliance with Section 5.

Furthermore, as the initial purchaser is a statutory underwriter with respect to the Fund, if the initial purchaser agreement violates Section 5 then so does every transaction between an issuer and its underwriters. In that regard, we note that Section 2(a)(3) of the Securities Act, defining “sale” and “offer,” provides in pertinent part that:

“The terms defined in this paragraph and the term “offer to buy” as used in subsection (c) of section 5 of this title shall not include preliminary negotiations or agreements between an issuer (or any person directly or indirectly controlling or controlled by an issuer, or under direct or indirect common control with an issuer) and any underwriter or among underwriters who are or are to be in privity of contract with an issuer (or any person directly or indirectly controlling or controlled by an issuer, or under direct or indirect common control with an issuer).”

The initial purchaser will be a statutory underwriter in privity of contract with the Fund in respect of the offering of Shares.

For the reasons set forth above, we respectfully submit that no offer to buy or event of sale within the meaning of Section 2(a)(3) or 5(a) takes place in connection with the sale of the initial Baskets to the initial purchaser that is not in compliance with the requirements of Section 5.

We note that in the case of each of the iShares Comex Gold Trust (Registration No. 333-112589), the streetTRACKS Gold Trust (Registration No. 333-105202), the DB Commodity Index Tracking Fund (Registration No. 333-125325) and the United States Oil Fund, LP (Registration No. 333-124950), an initial purchaser contracted to buy baskets of shares prior to the effectiveness of the relevant registration statement.

Sales by the initial purchaser of the shares comprising the initial Baskets acquired pursuant to the initial purchaser agreement will occur only after the

May 1, 2006

registration statement has become effective and therefore also are compliant with the requirements of Section 5.

2.	Please advise us whether an investor will be able to determine the Fund’s holdings on any given business day.

Response:

Because the Master Fund will trade currency futures with a view to tracking the index over time and the composition of the Index from time to time is based upon the application of published rules to publicly available data, an investor will be able to apply the rules to the data and determine the composition of the Master Fund’s portfolio from time to time.

Additionally, the Managing Owner will publish a list of the Index Currencies and their relative weights and keep this information up-to-date on the Fund’s website.

3.	Please provide us with a complete copy of any sales material which includes all illustrations and other inserts in the form you, the Authorized Participants, the Distributor or others expect to distribute to investors in accordance with Release No. 33-6900 and by analogy to Item 19D of Guide 5. We may have further comment after we receive your materials.

Response:

We will provide such materials under separate cover as they become available, and prior to use.

Cover Page

4.	Please clarify that the excess in price per share, if any, at which the initial purchaser sells over the price it paid in the initial purchase of shares in a basket may be deemed underwriting compensation.

Response:

We have amended the second sentence of the third paragraph from the bottom of the cover page of the prospectus to include a reference to the initial purchaser.

May 1, 2006

We have made conforming changes in each other place where similar language appears. See pages 12-13, 51 and 85.

5.	Please remove the reference to the name of the initial purchaser at the bottom of the page. The current presentation suggests that the initial purchaser is the lead or managing underwriter of the offering.

Response:

We have removed the reference to the name of the initial purchaser at the bottom of the cover page in response to the foregoing comment.

Summary

Investment Objective, beginning on page 3

6.	Please clarify your statement that the Fund will trade in a manner consistent with the excess return calculation of the index.

Response:

We have clarified the referenced disclosure in response to the foregoing comment. See pages 4-5. (Page 30 has been conformed accordingly.)

7.	In the first column at the bottom of page 6, if material, please provide an estimate of the brokerage commissions you will incur given your 5% NAV margin limit as compared to the commissions paid if you were to hold futures positions equal to 100% of your NAV.

Response:

In response to the foregoing comment, we have provided an estimate of the brokerage commissions the Master Fund is expected to incur in order periodically to establish futures positions with a notional value equal to double the net asset value of the Master Fund as compared to the brokerage commissions that would be expected to be incurred in order periodically to establish futures positions with a notional value equal to the net asset value of the Master Fund. See page 6. (Pages 22 and 32 have been conformed accordingly.)

May 1, 2006

The Managing Owner, page 7

8.	Please disclose the management fee in this subsection.

Response:

In response to the foregoing comment, we have added language disclosing the management fee in the subsection. See page 8.

The Administrator, beginning on page 8

9.	We refer to the processing fees paid to the Administrator by the Authorized Participants. Please disclose whether these processing fees may be passed on to purchasers of your securities by investors from the Authorized Participants.

Response:

The Form of Participant Agreement does not address the price at which an Authorized Participant may resell the shares comprising a Creation Basket or the price at which an Authorized Participant acquires shares in order to aggregate a Redemption Basket.

Creations and redemptions of Baskets are expected to occur when exploitable arbitrage opportunities arise from time to time between the trading price of the shares on the Amex and their net asset value per share. The transaction fee to be paid by an Authorized Participant in connection with a purchase order or redemption order will affect the existence of an exploitable arbitrage opportunity because it is a cost (one among several) of executing the transaction.

However, the transaction fee is only $500 per order (regardless of the number of Baskets comprising the order). The Creation Basket deposit amount and redemption amount, respectively, are expected initially to be approximately $5 million per Basket. In the context of the creation or redemption of a single Basket, the transaction fee is equal to approximately one one-hundredth of one percent (0.01%) of the value of the Basket being created or redeemed. In the context of the creation of multiple baskets, the size of the transaction fee as a percentage of the value of the order will decrease proportionally as the number of Baskets being created or redeemed increases. Consequently, we respectfully submit that the transaction fee associated with creations and redemptions is immaterial to the existence of an exploitable arbitrage opportunity. This conclusion is supported by the fact that it is a fraction of the usual difference

May 1, 2006

between the market price per Share and the net asset value per Share, even at times when no creation or redemption orders are received.

A Basket is comprised of 200,000 Shares. Shares are expected initially to have a net asset value and a trading price of approximately $25 per share. In the context of the creation or redemption of a single Basket, the transaction fee is equal to one-quarter of one penny per share ($0.0025). Consequently, even if the transaction fee is passed along to the Authorized Participant’s customers, this will add approximately one-quarter of one penny ($0.0025), or one one-hundredth of one percent (0.01%), to the price of a Share. In the context of the creation of multiple Baskets, the size of the transaction fee as a percentage of the value of a Share will decrease proportionally as the number of baskets being created or redeemed increases.

In light of the foregoing we respectfully submit that whether or not the transaction fee associated with the creation or redemption of Baskets is passed along to investors by the Authorized Participants is immaterial to a decision to create or redeem a Basket or to acquire a Share from, or sell a Share to, an Authorized Participant in connection with the creation or redemption of a Basket and that any such cost will be factored into a calculation by an Authorized Participant (or a client or customer of an Authorized Participant) of whether an exploitable arbitrage opportunity exists between the price per Share on the Amex and the net asset value per Share.

Fees and Expenses, page 12

10.	Please disclose the nature of any extraordinary fees and expenses that you may pay.

Response:

In response to the foregoing comment, we have added disclosure of the nature of any extraordinary fees and expenses that the Fund or the Master Fund may pay. See page 12.

11.	We refer to the penultimate category in the table on page 12. To the extent that interest income does not satisfy the balance of management fees and expenses, please disclose the anticipated source of these payments.

Response:

In response to the foregoing comment, we have disclosed that to the extent interest income is insufficient to cover the expenses of the Fund and the Master Fund, the amount of any excess will be paid out of income from futures trading or out of principal. See page 12. (Page 51 has been conformed accordingly.)

May 1, 2006

The Risks You Face, page 19

Leverage will fluctuate between index…, page 22

12.	Please revise to clearly identify the risk to an investor.

Response:

We have revised this risk factor in response to the foregoing comment to more clearly identify the risk to an investor. See page 22.

Investment Objective, page 28

13.	Please disclose the basis for your belief that currencies associated with relatively high interest rates, on average, tend to rise in value relative to currencies associated with relatively low interest rates.

Response:

We have added disclosure under this heading explaining the basis of the twin assumptions that underpin the Index. See pages 28-29.

Index Calculation and Rules, page 30

14.	The defined term “Settlement Date” does not appear to have a definition.

Response:

We have modified the disclosure to correct this error. See page 31.

15.	Please advise us of the term of currency futures contracts. Since the contracts are rolled quarterly it appears that each contract must be for at least 3 months.

Response:

The maximum term to expiry of the currency futures contracts the Master Fund will hold will be just over three months. Contracts will be offset and liquidated just before expiry.

May 1, 2006

Conflicts of Interest, page 57

Relationship of the Managing Owner to the Commodity Broker, page 57

16.	In the second paragraph please explain the meaning of a “round turn brokerage fee.”

Response:

We have added an explanation of the meaning of this term in response to the foregoing comment. See page 56.

17.	In the last paragraph of this section on page 58, please clarify whether any officers or employees of the Commodity broker currently serve as members of the United States commodities exchanges and/or serve on the governing bodies and standing committees of such exchanges.

Response:

We have modified the disclosure in response to the foregoing comment to indicate that certain officers or employees currently serve in such capacities. See page 57.

Reports to Shareholders, page 63

18.	In the last paragraph of this section on page 64, please disclose how you will inform shareholders of any changes in the fees paid by the Fund and the Master Fund.

Response:

We have added language to the disclosure in response to the foregoing comment to clarify the method by which such information will be communicated to shareholders. See page 63.

May 1, 2006

Plan of Distribution, page 86

19.	Please disclose that the initial purchaser is a statutory underwriter.

Response:

We have added language in response to the foregoing comment to disclose that the Initial Purchaser will be a statutory underwriter. See page 86.

Financial Statements and Notes, pages 98 - 104

Note 4, Operating Expenses, Organizational and Offering Costs, pages 102 - 103

20.	We note that all expenses incurred in connection with organization and offering of the shares of the fund and the master fund will be paid by the managing owner or Deutsche Bank AG and will be reimbursed by you. We also note on page 115 that you have incurred $2.3 million in organization costs through December 31, 2005 which were paid by Deutsche Bank AG. Please tell us how you will account for organization and offering costs in your financial statements. Refer to SAB Topic 5T.

Response:

All of the expenses incurred in connection with organizing and offering the shares of the fund and the master fund will be paid by the managing owner or Deutsche Bank AG and will be reimbursed by the master fund over a period of 36 months. As such, these costs will be recorded as expenses on the financial statements of the master fund with a corresponding liability to the managing owner or Deutsche Bank AG, which will be paid down over 36 months upon commencement of operations.

DB Commodity Services LLC

21.	Please update the financial statements in accordance with Rule 3-12 of Regulation S-X.

Response:

We have added updated financial statements in response to the foregoing comment.

May 1, 2006

Recent Sales of Unregistered Securities, page II-1

22.	Please expand to disclose the exemption relied upon in the transactions described in this section and the facts supporting your conclusion.

Response:

We have modified our response to Item 15 of Form S-1 in response to the foregoing comment. See pages II-1–II-2.

Exhibits

23.	Please file your tax and legal opinion with your next amendment or provide us with drafts of these opinions so that we have an opportunity to review them.

Response:

Tax and legal opinions are being filed as part of Amendment No. 1 to the Registration Statement.

*            *            *

We are filing Amendment No. 1 to the Registration Statement concurrently with the filing of this letter.

If you have any further questions or comments, please do not hesitate to call me at 212 839 5458 or call my associate, Jim Munsell, at 212 839 5609.

Very truly yours,

/s/ Michael J. Schmidtberger
Michael J. Schmidtberger

Enclosure

cc:	Kevin Rich

Gregory Collett